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                   Filed by Perry Ellis International Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                   Subject Company: Salant Corporation
                   Commission File No.: 001-06666

                                                                     PERRY ELLIS
                                                    Moderator:  Rosemary Trudeau
                                                             2-04-03/10:00 am CT
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                                   PERRY ELLIS

                           Moderator: Rosemary Trudeau
                                February 4, 2003
                                   10:00 am CT

Operator:             Good morning. My name is (Renee) and I will be your
                      conference facilitator today. At this time, I would like to welcome everyone to the Perry Ellis Quarter Earnings
                      Release Conference Call.

                      All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period.

                      If you would like to ask a question during this time, simply press star and then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

                      Ms. Trudeau, you may begin your conference.

Rosemary Trudeau:     Thank you, operator. Good morning, everyone. You
                      should have received a copy of the release discussing the deal with Salant that was released this morning. If you have not received a copy of this press release, please contact my office at (305) 418-1247 and we will fax one out to you immediately. Please bear with me for the next several minutes as I read the safe harbor provisions that are more lengthy than normal on the advice of outside counsel.

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                      I would like to remind you that some of the comments made
                      on this call, either as part of prepared remarks or in response to your questions, may contain forward-looking statements. Such information is subject to the risks and uncertainties as described in the press release and the company's and Salant's periodic reports filed with the Securities and Exchange Commission ("SEC") and in our S-4 Registration Statement to be filed with the SEC in connection with the deal that we are discussing this morning.

                      Forward-looking statements, that is statements that are not historical fact, in this webcast are made pursuant to the safe harbor provisions of the Private Securities Litigation and Reform Act of 1995. It is important to note that these forward-looking statements reflect management's expectations and the actual results of Perry Ellis or Salant could differ materially from those expressed or indicated in such forward-looking statements.

                      Factors that could cause or contribute to such differences include but are not limited to changes in fashion trends, risks relating to the retail and apparel industry, use of contract manufacturing and foreign sourcing, integration of the acquisition, import restrictions, competition, seasonality, and other factors. Other risks and uncertainties are detailed in the Perry Ellis's filings with the SEC including PEI's Annual Report on Form 10K filed for the year ended January 31, 2002 and Salant's Annual Report on Form 10K filed for the year ended December 29, 2001 and Perry Ellis' and Salant's subsequent quarterly reports filed during fiscal 2003 and 2002, respectively.

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                      Any forward-looking statements speak only as of the day
                      hereof and PEI and Salant disclaim any intent or obligation to update. I would also like to note that PEI will file a Registration Statement on SEC Form S-4 and PEI and Salant will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger. PEI and Salant will mail to their respective stockholders a Joint Proxy Statement Prospectus containing information about the merger and the two companies.

                      Investors and shareholders are urged to read the Registration Statement and the joint proxy statement carefully when they become available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about each of PEI and Salant, the merger, the persons who will be soliciting proxies related to the merger, their interest in the merger, and related matters and information. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov or at one of the SEC's other public reference rooms in New York, NY or Chicago, Illinois.

                      Please call the SEC at 1-800-SEC-0330 for further information with respect to the SEC's public reference rooms. Free copies of these documents may be obtained by contacting either myself at (305) 418-1294 and my email address is rosemary.trudeau@PerryEllis.com or for Salant you can contact (Awed Asinha) at (212) 536-5425. His email address is asinha@Salant.com.

                      PEI, Salant, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective stockholder's of PEI and Salant with respect to the transactions contemplated by the merger agreement.

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                      The Joint Proxy Statement Prospectus will contain
                      important information about the persons soliciting the proxies relating to the merger and their interests in such transactions. Information regarding PEI's officers and directors is included in PEI's Definitive Proxy Statement on Schedule 14A filed by PEI with the SEC on May 7, 2002 for its 2002 Annual Meeting of Shareholders. Information regarding Salant's officers and directors is included in Salant's Definitive Proxy Statement on Schedule 14A filed by Salant with the SEC on May 15, 2002 for its 2002 Annual Meeting of Shareholders.

                      Free copies of these documents may also be obtained from the SEC's website and also from each of the companies. Joining us for this call from Perry Ellis International are George Feldenkreis, Chairman and Chief Executive Officer; Oscar Feldenkreis, President and Chief Operator Officer; and Tim Page, Chief Financial Officer. Joining us from Salant is Mike Setola, the Chairman and CEO. I would now like to turn the call over to George Feldenkreis, Chairman and Chief Executive Officer of Perry Ellis. George?

George Feldenkreis:   Thank you, Rosemary. Thank you, everybody, for joining us
                      on this short notice to the - because of the acquisition.
                      This is a landmark transaction for our company as we unify the Perry Ellis brand under one region and one operating platform. We expect that this acquisition will immediately contribute meaningful earnings accretion. It will improve our balance sheet, it will provide us new opportunities for sales growth, and it will allow some (local) operation of synergies and economies of scale that will further enhance earnings growth.

                      Salant has given us permission to mention to you this morning that it has advised us that it expects to report approximately $260 million in revenues for fiscal yearend on December 31. Of this, nearly 170 million is sold under the

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                      Perry Ellis label. As you might know, Salant holds the
                      Perry Ellis licenses for men's sportswear, dress shirts, dress bottoms, and belts.

                      A reminder of Salant businesses sold under the (Axis) (unintelligible) brands, which the company owns, and through licenses under the (unintelligible) Ocean Pacific brands. In addition, Salant has some private label business. Tim Page, our CAFO will discuss the expected financial impact in some detail but to summarize, we expect this acquisition to add approximately 25 cents to 30 cents post-merger earnings per share. I would remind you that the stock today is rating about 18.50 and we're working with a year forward EPS target of approximately $2.50 without this acquisition.

                      And this acquisition, on an annualized pro forma basis - we would expect our earnings for fiscal 2004 to be in the $2.75 to $2.80 range. We expect our balance sheet will become much stronger with this acquisition. While we have taken on some additional debt to finance the cash portion of the price, our interest (unintelligible) will improve sharply once the deal is completed.

                      We have sufficient working capital to execute our strategy for the combined business. Also by issuing an additional 2 million shares, we will improve on the liquidity issue, which is something that has always concerned our followers. So basically now that we have consolidated control over the (front) of the wholesale business, we are in a position to expand or improve some key business units and (Oscar) will be talking about it. We will have an excellent opportunity to develop a much stronger licensing business, both in the domestic scene as well as international.

                      Additionally, we will be able to better organize and direct the shop grants. This will mean a clearer presentation - a vital message for the consumer and the retailer as well as a more efficient design and marketing effort. We believe

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                      there are compelling relatively short-term opportunities
                      for the creation of operating efficiencies, particularly with respect to some back office functions and distribution operations.

                      Further, over time we believe that the opportunity to create excellent economies of scale and perhaps improvement on the sourcing side. We have been very pleased with the present (turn) of our Perry Ellis business unifying the control over the brand and the wholesale operation will help our company financially and operationally. It is also gratifying on another level - I think that Perry Ellis would be very pleased with this vision which helped create one of the world's great brands as it has been fulfilled.

                      I would like to remind some of our friends from the old days that we went public in May of 2003 and this would be the tenth anniversary of our IPO. At that time -- I mean, I'm sorry, May of 1993 -- this would be the anniversary of our IPO. At that time our revenues were $33 million and now they are over 300 million and we have created substantial value for our original stockholders.

                      We are going to be, with this acquisition, over $600 million. We intend to accelerate our business and continue to creating value to our stockholders and we appreciate and we thank all of those for helping us out throughout this year. Oscar?

Oscar Feldenkreis:    Size is a key factor in properly serving the major
                      retailers of today and into the future. The additional 250 million in revenue we expect this acquisition to add to our company represents a major step in our drive towards the $1 billion sales mark. We are also very pleased that this deal will prove to be both immediately and significantly (accreted). We have been working

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                      closely with Salant's management team to structure our
                      deal so that we will have an excellent opportunity for a smooth and post-deal integration.

                      We have found a number of areas where each business can strengthen the others. Further, the business is highly complementary in terms of the expertise that Salant has in the collections, bottoms, and sweater business. This should enable us to create a broader product line as well as new product lines such as dress shirts, belts, and sweaters. This acquisition is also expected to enhance our already existing bottoms business. We now have an even greater capability from design, production, sales and fulfillment standpoint for nearly every major apparel category.

                      The ability to directly control the major product categories of the Perry Ellis brand is essential to being able to deliver a clear and consistent brand image to retailers, the ultimate consumer, and domestic and international licensees. Today we are also confirming that Perry Ellis International's fiscal `03 earnings are inline with the expectation of $1.60 to $1.70 EPS. These results air attributed to our continuous efforts in building our brands, our diverse product offerings, and our strategy of supporting multiple retail channels of distribution.

                      Finally, we are tremendously excited about this transaction and what it means for our shareholders, our brands, our customers, and our associates and our future. I am also very pleased to announce that Mr. (Will Manger) will continue as President of Perry Ellis. At this time, I would like to turn it over to our CFO, Tim Page.

Tim Page:             Thank you, Oscar, and good morning everyone. First I would like to update you on our fiscal 2003 year just ended last
                      Friday on the 31 of January. Our gross revenues for the year came in at approximately 305 million, which

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                      represents a record year for us, up about 9% from last
                      year. For the quarter, our revenues were up 42% over last year.

                      As Oscar stated, with this revenues level we expect to achieve earnings per share in the range of our previously stated guidance for the year of $1.60 to $1.70. Now on to the Salant transaction - as George stated, based on Salant's projected fiscal 2002 estimates, we are expecting the acquisition of Salant to add about 250 million in annual revenues and approximately 25 to 30 cents of earnings to our business.

                      Salant had about $20 million in EBITDA in fiscal 2002. With our previously announced revenue guidance for fiscal 2004 of $350 million, this acquisition puts our pro forma 2004 revenues in the 600 million range on a consolidated basis. EBITDA is projected to be approximately 65 million. From an earnings perspective, we feel there are opportunities to realize some additional synergies that we are not considering in our post-acquisition earnings estimate and we are going to work hard to realize them.

                      Total considerations to be paid is $91 million. Of that total, about 52 million will be cash. The remaining $39 million of consideration is to be paid through the issuance of new shares of Perry Ellis stock. Salant has no bank debt or any kind of funded debt. Based on our due diligence, we expect that Salant will have at least 20 million in cash on hand at the time of closing, bring our net out of pocket cash to close to the deal to about $32 million plus transaction costs.

                      Based on yesterday's closing price of Perry Ellis stock of $17.54, about 2,225,000 new shares would be issued. The actual number to be issued will be determined by the average closing share price for Perry Ellis stock for the 20 day period ending three days prior to closing. The maximum number of

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                      shares that can be issued is 3,250,000 shares, equivalent
                      to an average share price of Perry Ellis of $12.

                      If the average share price of Perry Ellis is above $12, fewer shares are issued. If the average share price of Perry Ellis falls below that level, only 3,250,000 shares are issued and the difference is made up in cash. It is important to note that the 25 to 30 cent incremental EPS guidance range we are providing assumes the maximum level of dilution. If our average share price for the 20 day period before closing is above the $12 level, we will issue fewer shares and our expected EPS for next year would be expected to increase accordingly.

                      Additionally, we believe our earnings guidance for the acquisition is conservative and that our projections have discounted Salant's 2002 actual operating results to reflect any unanticipated and unforeseen earnings pressure that would result from this acquisition. It is also important to note that Salant has about $125 million of federal income tax net operating losses. Subject to IRS limitations that occur when changes of control, these NOL's are expected to reduce our future out of pocket tax payments by about $1.6 million per year for the next 15 years.

                      On a net present value basis, these NOL's are worth about $10 million in reduced tax payment to us. If one deducts the cash we expect Salant to have at closing and the values of the NOL from the net purchase price, we're paying about $60 million for this business. Against this $60 million adjusted price we are getting approximately $70 million in inventory and receivables and a business that generated $20 million in EBITDA last year.

                      Our balance sheet will improve significantly after the transaction despite some additional indebtedness. Our debt to equity ratio will improve and various

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                      debt coverage ratios are expected to improve
                      significantly. For example we believe our interest coverage ratio, which at the close of fiscal - the fiscal year that just ended will be approximately 2.2 would have been about three times had this transaction been completed at the beginning of this fiscal year. Our funded debt leverage ration, which we expect to be about 4.6 times for the fiscal year that's just tended, would have been about
                      3.75 times had this deal been done at the beginning of the year.

                      Finally, as a point of clarification, this transaction is expected to close in the middle of our fiscal year, the numbers that relate to Salant that I have spoken of are annualized numbers, that is they are estimates of what the impact of this acquisition would be if it were in effect for a full year. I'll pass the call on - back to George. Thank you.

George Feldenkreis:   I will - we can start now on Q&A period and once again,
                      thank you for - to everybody. We're very excited about this great opportunity and want the (unintelligible) for all our stockholders and all the associates that have worked to hard to make this happen, both on the Salant side and the Perry Ellis side and I want to thank all of our employees, associates, suppliers, and friends who have been with us through all this period. I'm now turning it over to question and answer.

Operator:             At this time I would like to remind everyone in order to
                      ask a question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster. Your first question comes from (Lewis
                      Fark).

(Lewis Fark):         Hi it's (Chesapeake Partners) - congratulations on the
                      deal. Can you just go through - I mean, effectively you're saying that you're getting this for -

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                      paying $60 million for a company that should earn about
                      $20 million in EBITDA. Is that correct?

Tim Page:             Based on our due diligence, it earned about 20 million in
                      EBITDA last year.

(Lewis Fark):         Okay which is significantly higher, I think, than the run
                      rate for the four quarters ended September? Is that correct?

Tim Page:             Correct.

(Lewis Fark):         Okay - there was like 12 or 13 million and they must have
                      just had a bang-up fourth quarter? Is that correct?

Tim Page:             They had a good fourth quarter but conversely they had a
                      really bad fourth quarter the prior year so both things are impacting it.

(Lewis Fark):         Okay so three times - very good. Thank you very much.

Operator:             Your next question comes from (Jeb Stewart).

(Jeb Stewart):        Thank you. Tim, can you give us - you gave us a revenue
                      for yearend for old Perry Ellis. What was your debt number at yearend?

Tim Page:             What do you mean by old Perry Ellis?

(Jeb Stewart):        Well pre-acquisition.

Tim Page:             Pre-acquisition for - was 305 million.

(Jeb Stewart):        And what was the debt number?

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Tim Page:             The debt number is - we had about $20 million of revolver
                      borrowings at yearend.

(Jeb Stewart):        Is it - what other impact will the NOL's have for the
                      income statement or will they?

Tim Page:             I mean, the tax benefit will flow through so we'll wind up actually showing a slightly lower effective tax rate in the future than we have historically so it'll be a positive EPS factor.

(Jeb Stewart):        One hundred basis points - a couple hundred?

Tim Page:             It's about -- off the top of my head I can't remember the
                      number -- it's about - yeah, about 100 basis points.

(Jeb Stewart):        And then...

Tim Page:             Then the number - and that's in - considered in the number we spoke of.

(Jeb Stewart):        Okay and keeping with the previous question - Salant's 10Q for the September quarter actually showed some - I think the negative sales number on the Perry Ellis side was less than 10%. I'm wondering - did that reverse itself in Q4?

Tim Page:             Mike?

(Mike Setola):        We have not released fourth quarter or yearend numbers so
                      I can't comment but I can comment through third quarter.
                      While the sales for the branded business - the Perry business had slightly decreased, it was as a result of a

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                     reduction in off price sales to off price channels of
                     distribution. Our regular price business was actually up.

(Jeb Stewart):       And looking at that Q, there is some retail associated with this business?

(Mike):              Yes.

(Jeb Stewart):       Is that correct? Is that retail sales or do they actually
                     have stores?

(Mike Setola):       They actually have stores.

(Jeb Stewart):       And what are your plans for those stores?

George Feldenkreis:  We plan to continue - we will review those stores and see whether there are any that have to be closed. We feel that by adding more products, like (unintelligible) and other products that really Salant was precluded from doing, we would be able to increase sales to those stores and make a profit of them.

(Jeb Stewart):       Are those off price stores or are they full price?

George Feldenkreis:  They are outlet stores.

(Jeb Stewart):       Outlet stores.

George Feldenkreis:  They are located in outlet malls.

(Jeb Stewart):       Okay so that - should is and should continue to be a good
                     source for off price goods and seconds and overruns?

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George Feldenkreis:  In the - frankly, in the past it didn't make a profit in the last two years. We feel that by putting renewed efforts into changing that, we should make a profit.

(Jeb Stewart):       You've planted new merchandise there or new guys to run the stores or are you going to...

George Feldenkreis:  If the store manager of the - we haven't been able to interview really any - very few people there so we will make announcements of that a little bit further.

Tim Page:            I think it would be fair to say that the outlet business
                     has been tough the last two years in that, you know, we think there are opportunities, as George said, to increase the, you know, the diversity of the merchandise that the stores can sell. Salant had restrictions because of its license arrangement with us in what kinds of Perry Ellis product they could sell so, you know, the stores should be more fully merchandised, I think, going forward

(Jeb Stewart):       Okay thank you.

Operator:            Your next question comes from (Clark Orsky).

(Clark Orsky):       Hi is the cash portion - is that coming off the revolver?

Tim Page:            Cash - the part that we're going to fund? Yes. We have
                     signed a new credit agreement - well we have a commitment letter from Congress for a new $110 million credit facility.

(Clark Orsky):       Okay.

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Tim Page:            But even under our existing revolver, we would have the
                     availability and the funds available to fund this transaction.

(Clark Orsky):       Okay and you're going to close that revolver coincident
                     with this deal then? Is that the?

Tim Page:            Yes.

(Clark Orsky):       I guess the other question I have is just on the - in the
                     opening comments you talked about how this is going to strengthen the licensing business. I just wondered if you could elaborate on, sort of, how you see that happening?

George Feldenkreis:  Well, number 1, we're a much stronger company - we will be perceived as a much stronger company where licensees want to be together with. And number 2, the main - the bigger part of the license, which is the men's sportswear and related, will be managed by Salant. For example, if we have a licensee that a company want to license our product in the UK or somewhere in Europe, wherever, we have to work with Salant for Salant to give them design directions, samples, etcetera, etcetera and Salant really didn't have anything coming for that unless we work out a deal with them.

                     Now we are one company so we can offer all the design direction and whatever we need to offer to make a licensee successful and there are not different interest. There is only one interest going forward.

(Clark Orsky):       I see. Thank you.

George Feldenkreis:  You're welcome.

Operator:            Your next question comes from (Matt Latee).

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(Matt Latee):        Hi good morning. Can you elaborate a little on cost
                     synergies and savings that you mentioned in the release - specifically, where they will be realized and the magnitude of those synergies? If you are unable to provide that detail, what remains in turns of due diligence to be able to get us to that?

Oscar Feldenkreis:   We're fairly far along in the financial due diligence of
                     the - actually, we're finished on the financial due diligence. And we haven't really started analyzing operating synergies or efficiencies to any great extent.
                     You know, we do know that we have distribution facilities and Salant has distribution facilities and certainly, there will be opportunities for each of us to - for each type of these facilities to do the things each of them do well.

                     Our company is structured a certain way and Salant is structured a certain way and we'll be able to use our distribution facilities more efficiently going forward. You know, inevitably, there will be some ability to save some money in areas where we only have one public company expense now whereas each company was having to comply with, you know, (unintelligible) and related. And then there are overseas offices. WE have a number of offices in China and Salant has offices in Hong Kong and, certainly, there will be some efficiencies that we can realize there.

                     But we haven't constructed this deal on the basis that we were going to immediately realize a lot of operating synergies - that's kind of the gravy of the transaction. It still works and provides a lot of accretion even without those things.

(Matt Latee):        As a follow-up in a different vein - in the agreement are
                     there any performance hurdles or conditions outside of
                     (MAC)?

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Oscar Feldenkreis:   Standard public company transaction - no performance
                     hurdles.

(Matt Latee):        Thank you.

Operator:            At this time I would like to remind everyone in order to
                     ask a question, please press star and then the number 1 on your telephone keypad. Your next question comes from Jeannie Cruise.

Jeannie Cruise:      Good morning. I have a few questions. Can you just take me through the total debt structure performing for this transaction - you have 20 million drawing now and then an additional net 32 million will be drawn, I think, for this still?

Tim Page:            Right. We have 20 million drawn now but we're actually at
                     the absolute peak of our borrowing requirements right now.
                     I would expect that for Perry Ellis on a stand alone basis, we actually won't have any cash drawn at the time this transaction is closed - say May, June. So our total debt structure will be - we have $100 million of senior - subordinated bonds outstanding - 121/4% bonds will remain outstanding. We have $57 million of senior secured notes that will remain outstanding. We have an $11 million mortgage and the only other borrowing then would be whatever revolver cap we borrow to fund this acquisition.
                     I'm estimating that'll be in the $30 to $35 million range.

Jeannie Cruise:      Okay. And just - I haven't had the opportunity to look at
                     the Salant public filings but I guess just for clarification somebody brought up before the nine-month number. Was the nine-month EBITDA $12 million or the run rate at that quarter was $12 million?

Man:                 The last 12 months.

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Jeannie Cruise:      Okay at this type of period. And then just regarding
                     Salant's operations, any plans for - I know you talked about consolidations on the overseas offices but consolidations on the manufacturing side and what are your expectations for working capital?

Man: Well, neither of us own any manufacturing facilities so there's really not anything to consolidate in that regards. There will obviously - we buy in all over the world, China, Vietnam, you know, virtually any place that product is made as does Salant. So inevitability there will be opportunities to do that more efficiently than each of us does it individually now.

                     And I missed the second part of your question.

Jeannie Cruise:      Okay. Just, I guess, any expectations or just expectations for working capital with the Salant business or do you expect any change overall?

Man: I don't - there shouldn't be a need to really invest in working capital with the Salant acquisition.

Jeannie Cruise:      Thank you.

Man: The thing, Jean, I think is important to know that the - number one we're borrowing $20 million on the revolver because we are at the height of the Jantzen business. And the Jantzen business does not require any big investment as of May or June when we collect our receivables.

Jeannie Cruise:      Yes, I understand.  Now I know.

Man: Even why we're there. And the second is that we will be able to - we are acquiring all the receivables and even if the Salant, which means we're

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                       acquiring the total working capital of the company. So
                       really our balance in relation to our asset base will be very low.

Jeannie Cruise:        Thank you.

Operator:              Your next question comes from Jeff Stewart.

Jeff Stewart:          Thank you. Let me ask a quick one, following up from
                       Jean. And that is - are we on track from Q4 with the swimsuit business? Do you feel good about how you are going into the real meat of the season here?

Man: We're on track on the January - on the last quarter. Our fourth quarter was what we had projected, which was about $19, $20 million for Jantzen for the quarter. And right now we are on track for doing the same thing on the first quarter. We're a little bit behind on deliveries at the end of the year but we have come back very strong. And January was a very pleasant surprise. We're able to ship what we expected.

Jeff Stewart:          And you feel like the sell through going to be there so
                       you hopefully won't be a lot end of season markdowns?

Man: We feel that our designers are great and the product great so we hope the sales proves it. We would like someone to start the motor running now that it's cold in New York but...

Jeff Stewart:          One thing I forgot to ask before and I could be missing
                       the mark here but I was trying to read through some of the Salant documents. Is there some sort of remaining earn out related to an earlier acquisition?

Man: There's some money in escrow but it's already been put in escrow.

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Jeff Stewart:          Is that reflected in that $20 million cash balance?

Man:                   That's totally out of the control of Salant.

Jeff Stewart:          Okay.  Great.  That's all I had.  Thank you.

Operator:              Your next question comes from Larry Leaves.

Larry Leaves:          George, Oscar, it's history baby. I want to congratulate
                       - is Setola going to be there or he's not coming?

Man:                   He's on the phone.

Larry Leaves:          Mike?

Mike Setola:           Yes, Larry, how are you?

Larry Leaves:          Congratulations for, you know, I'm sort of teary eyed and
                       anyway but I'm very teary eyed on this.

Mike Setola:           As another member of the ex-Salant CEO club.

Larry Leaves:          Yes, listen you guys, I think it's

Man: Larry created very early so he has a lot to say of this one.

Larry Leaves:          I think it's wonderful, you guys. I wish you lots of luck
                       and happiness. That's all I have to say.

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Man:                   Thank you, sir, Larry.

Man:                   Thank you.

Operator:              Your next question comes from Peter Reed.

Peter Reed:            Yes, you guys mentioned 25 to 30 cents in increase on an
                       annualized basis. Given the seasonality, will you get the full benefit of this - of that this year in closing, midway through the year or?

Man: We'll get - we expect to get more than half of it but it's hard to peg exactly what the impact will be because we can't control the closing process is kind of in the hands of the SEC and, you know, the regulators so we don't know exactly when it's going to close so it's hard to say exactly what the effect is going to be. But certainly Salant earns more of it - has historically earned more of it's earnings in the second half of the year than in the first half.

Peter Reed:            Okay. Right. So your full year guidance of 275 to 280
                       might - I mean, that's not really an accurate number.

Man: No, as I said, that's what it would be if the acquisition happened at the beginning of the year.

Peter Reed:            Right.  Right, okay.  All right, thank you.

Man:                   Okay.

Operator:              Your next question comes from Jonas (Unintelligible).

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Jonas:                 Hi, congratulations. I'm not familiar with the Salant
                       shares. How much of that is mostly held by insiders?

Man:                   I would say that about 80% to 85% is held by insiders.

Jonas: Okay. And once the deal closes, you're free to (unintelligible) waiting period?

Man:                   Excuse me.

Jonas: Once the deal closes, are the insiders free to sell the Perry Ellis stock that they received?

Man:                   Yes.

Jonas: Okay. And also when's a timing of the deal to close, I see you need shareholder approval from both companies?

Man:                   We're estimating that it's going to be mid-June.

Jonas:                 Okay.  Thank you.

Operator:              Your next question comes from Mark Fort.

Mark Fort:             Hi, I apologize if this is covered but I'd like to ask
                       you to go through the calculation of the exact consideration per share both above the $12.00 break point and below it?

Man: You just - the exact consideration is $52 million in cash and $39 million in Perry Ellis stock. So you take the - whatever the average closing share price,

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                       the 20 days before the deal closes. Let's say that's
                       $17.00. You take $39 million and divide it by $17.00, that tells you how many shares of Perry Ellis stock'll be issued.

                       So you do that for any share price over $12.00. If it's less than $12.00, we would issue 3,250,000 shares and we'd calculate whatever that multiplied times the share price. Calculate what that number is and then subtract that from $39 million and that difference would then be made up in cash to the shareholders. But in any event, Salant shareholders will always get $91 million in total for the fully diluted shares of Salant Corporation.

Mark Fort:             Okay but is it going to be calculated at an aggregate
                       basis or is there a per share amount that you're going to fix starting at this point? In other words, the press release mentions the amount of fully diluted shares are outstanding after January 31 for both companies. Should we assume that if that number changes for Salant than the exact per share consideration is going to change or is it currently fixed using that number?

Man: Yes but, I mean, the fully diluted shares for Salant wouldn't change other than unless some option holder of Salant, you know, happened to leave the company and lost their options. That would be the only way that they could
                       - that that number would change at this point. They can't issue any new shares. They can't buy shares back, etc.

Mark Fort:             Okay but nevertheless when - from the standpoint of the
                       merger agreement can I assume that it's - I mean, if you do the math $39 million divided by that 9.7 million number, it's four dollars and 1 1/2 cents, you know, going out a couple of decimals. But can I assume - use that $4.015 or is that subject to change?

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Man:                   Subject to change based on what Perry Ellis' share price
                       is the 20 days ending three days prior to closing.

Mark Fort:             Okay, the price of Perry product I'm understanding but
                       what I'm asking about is the - is it based - subject to change based on the actual number of Salant shares given taking into account things like option holders and that other sort of...

Man: From a practical standpoint the actual number of Salant shares is not going to change.

Mark Fort:             Okay. And then one last question, you mentioned the June
                       time frame and I'm wondering why you expect it to take that long? Mergers from my experience go - regular, normal, run of the mill mergers at least usually take about three or four months maximum.

Man: Well, we have to file an S4 and because both of us are just ending - Salant just ended its fiscal year and we ended our fiscal year January 31st. We expect to file an S4 with both companies 12-month numbers. So that won't happen until sometime the very end of February or the beginning of March.

                       The SEC then gets a minimum of 30 days to review it and our - based on our outside council, there's a chance that the SEC will have some questions. And by the time we just go through that process, it could very well be mid-June. The absolute earliest it could close if everything went perfectly would be May 1st. But our expectations is that there'll be some questions just because of the, you know, environment today and that we'll be looking at a mid-June time frame.

Mark Fort:             Okay, thank you very much.

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Operator:             Your next question comes from Dan (Unintelligible).

Dan: Hi, I just wanted to reiterate on the previous question, which was that consideration. If you could just go through it one more time because I got on a little late. But just I guess it is a collar, which would depend on being less or more - or greater than the $12.00 Perry Ellis stock?

Man: Yes. Right. So again at $12.00 you take $39 million and divide it by $12.00 that gives you 3,250,000 shares of Perry Ellis stock. If our - and then, the exchange rates where you would calculate based on those number of shares. Any price above $12.00 Perry Ellis will exchange fewer shares for the Salant shareholders. The $39 million stays the same; we just divide whatever Perry Ellis' share price is into the $39 million. That tells us what the number of shares of the Perry Ellis stock that will be issued.

Dan:                  Okay.

Man: The price below $12.00, let's say $10.00. You would take $10.00 into $39 million or you would take 3,250,000 shares times ten, which would give you $32,500,000. You would then subtract that from $39 million so the Salant shareholders would get an extra $6.5 million cash to make up for the fact that Perry Ellis stock had fallen below $12.00 a share. When the - the deal is still worth $91 million in total for the Salant shareholders.

Dan: Okay so that's how you would figure out the cap on the cash level as well?

Man:                  Yes.

Dan:                  Okay, thanks.

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Operator:             Your next question comes from Andrew Starr.

Andrew Starr:         Hi, I'm sorry about that actually I thought I removed
                      myself from the queue. My question's already answered.

Man:                  Okay, that was easy.

Operator:             Your next question comes from Matt (Unintelligible).

Man:                  Yes?

Matt: Hi, I'm sorry. Could you tell me what the termination date is and if there's any termination fee associated with the transaction?

Man: There's a termination fee that runs between 2% and 4% of the transaction depending on why the transaction would be terminated. And I believe the drop dead date is July 31st.

Matt:                 July 31.  Thank you.

Operator:             Your next question comes from Jeannie Cruise.

Jeannie Cruise:       Hi, I just have a few more questions.  What is the size of your (unintelligible) credit facility?

Man:                  Sixty million.

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Jeannie Cruise:       Sixty. I guess your upsizing it $50 million with this
                      new - the acquisition. And this sale process with Salant, how was that handled? Was it an auction or was it just privately negotiated?

Man:                  Privately negotiated.

Jeannie Cruise:       Okay. And just on Jantzen do you feel that that's fully
                      integrated at this point?

Man:                  I wouldn't say fully but it's substantially integrated.

Jeannie Cruise:       What's basically left?

Man: Well, I mean, there's - we're still working on transitioning sourcing to more of a sourcing model that is consistent with the way we do business from - moving it from an 807, which is a cutting US fabrics in the United States and selling them in the western hemisphere to more of an import full package model.

Jeannie Cruise:       Okay.

Man: And we're working - still working on that process. Our objective this year was just to get the acquisition, get product delivered. We got started on the acquisition late in the year and it's a - our focus was really on trying to deliver this year.

Jeannie Cruise:       Right.

Man:                  And it's already in a creed of transaction.

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Jeannie Cruise:       Right. When do you expect to be converted over or
                      transitioned to the import model?

Man: It'll be a process that goes on for a couple of years but we'll be well into it next year.

Jeannie Cruise:       Okay.

Man: It's not something - you don't just move all your production in one season. So it'll happen over a several year period but we expect the - a good amount of it to transition next year. And that'll only further enhance the creed of nature of the Jantzen transaction for us.

Jeannie Cruise:       Great, thank you.

Operator:             At this time, I would like to remind everyone in order to
                      ask a question please press star then the number 1 on your telephone keypad.

Rosemary Trudeau:     If there are no more questions...

Operator:             Your next question comes from Joel (unintelligible).

Joel: Yes, wonderful news - I'm so happy for you guys. One question, though, with the issuance of more shares and it seems to be greater trading and more liquidity, any thought of possibly splitting the stocks so it's even greater, you know, greater number of shares trading?

Man: It's too early to answer that but evidently we - one of our things that have been recommended to our stock has always been the issue of people wanting to buy a few hundred thousand shares and them not being available. And one

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                      of the (unintelligible) a few hundred thousand shares and
                      finding no buying at that point.

                      We did the split a few years ago. We did a three for two split and if the part of the (unintelligible) gets to a number that might make it worthwhile, we will certainly consider it. We are interested in increasingly (unintelligible) and feel it's very important to really have a currency to be able to use a lot of the opportunities available today in the apparel business.

Joel: Well, I think it'll definitely attract interest in the stock because it's been difficult to get people to buy things - buy shares where it doesn't trade a lot.

Man:                  We are there with you, Joel.

Joel:                 All right, well, congratulations.

Man:                  Thank you.

Operator:             Your next question comes from Mark Fort.

Mark Fort:            Hi, one more follow up question. Is there a price - a low
                      price, a maximum low price - which, I guess, there would some sort of walk away? I mean, in the unlikely event that Perry Ellis stock went way below $12.00, would that mean that Perry Ellis would have to pay much of the consideration in cash? Is there a limit how far down you would let that go?

Man: Technically, there isn't a limit. But from practical a standpoint there are obviously mac outs that would probably cover a situation like that because for the stock price to go there, there'd have to be some catastrophic event one

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                      would expect that would be driving that so there's not
                      from a technical standpoint, no there isn't a limit.

Mark Fort:            Okay, thank you.

Operator:             At this time, there are no further questions.

Man: I want to thank very much everybody that took the time to be with us. And I want to thank also very much Mike Setola and everybody on the Salant team that helped make this possible. And (unintelligible) and everybody on our team that worked so hard to make it possible. As well as to all the lawyers, consultants, accountants, and everybody that has been involved in it. So thank you very much to all of you and we expect to be - to make it worthwhile for all of you. Thank you.

Operator:             This concludes today's conference. Thank you for your
                      participation. You may now disconnect.

                                       END